Exhibit 17.1

To Glucotrack Inc Board of Directors,

Please accept this email as notice of my resignation from the board of directors of Glucotrack Inc, effective immediately.

The underlying reason/basis for my resignation is that I have concluded that there exists a potential for a conflict of interest between the parent and subsidiary entities due to the currently ongoing discussions regarding the implementation of the duties/rights and obligations pursuant to the merger agreement between the respective entities.

Finally, I reserve all rights entitled to me by operation of law or contract.

Paul